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May 29, 2014

VIA EDGAR

Ms. Susan Block
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	WL Ross Holding Corp. Registration Statement on Form S-1 (the “Registration Statement”) Filed May 9, 2014 File No. 333-195854

Dear Ms. Block:

Set forth below are the responses of WL Ross Holding Corp. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated May 22, 2014, concerning the Registration Statement and our initial public offering of securities. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Registration Statement on Form S-1 (the “Amended Registration Statement”) to address the Staff’s comments and update certain additional information. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted.

Ms. Susan Block

May 29, 2014

Use of Proceeds, page 57

1.	We note your response to our prior comment 11. Please clarify here as you have on page 23 that the option to convert the loans into warrants exists for potential loans from your sponsor or an affiliate of your sponsor as well as your officers and directors and that the terms of these potential loans from your sponsor or an affiliate of your sponsor as well as your officers and directors have not yet been determined.

We have added additional explanation in footnote (2) to the Use of Proceeds on page 58 to clarify that our sponsor will not seek to convert the loans for an aggregate of $350,000 into warrants.

We have also added additional explanation in footnote (4) to the Use of Proceeds on page 58 to clarify that our sponsor or an affiliate of our sponsor or certain of our officers and directors may loan us funds in connection with our offering expenses and that such loans may be convertible into warrants following a business combination. We also clarify that the terms of such loan have not been determined and no written agreements exist with respect to such loans.

Dilution, page 62

2.	We note from your disclosure on page 62 that the denominator calculation in the pro forma net tangible book value per share begins with 11,500,000 shares of common stock outstanding prior to this offering and is reduced by 1,500,000 shares forfeited if overallotment is not exercised. Please revise to explain why this amount is not consistent with the 14,375,000 shares outstanding reflected in the balance sheet as of March 31, 2014. Also, it appears that the number of shares forfeited of 1,500,000 is not consistent with the amount in footnote (1) on the same page, of 4,375,000. Please revise accordingly. In this regard, you state on page 9 that 2,875,000 founder shares will be immediately forfeited by your sponsor prior to the pricing of your offering and 1,500,000 founder shares will be subject to forfeiture if the sponsor does not exercise the overallotment option. We believe these disclosures should be included in the Dilution section. Similarly, please make the same revision to the amount of forfeited founders shares disclosed in footnote (1) to the Capitalization table on page 64.

The denominator calculation in the pro forma net tangible book value per share begins with 11,500,000 shares of common stock outstanding prior to the offering, not 14,375,000 because immediately prior to the pricing of our offering, our sponsor has agreed to forfeit 2,875,000 shares of common stock, which will be contributed for no consideration back to us and such shares of common stock shall be cancelled and returned to authorized but neither issued nor outstanding shares of common stock. The contribution of these shares of common stock is taking place in order to maintain our sponsor’s pro rata founder shares immediately after our offering at 20% and reflects the fact that when we initially submitted our Draft Registration Statement, the offering size was $500,000,000 but in our first public filing the size was reduced to $400,000,000. This forfeiture is separate and apart from the number of shares of common stock which will be forfeited if the underwriters do not exercise their over-allotment option. We have also added clarifying language in footnote (1) of page 64 to clarify that these are two distinct forfeitures. We have also made the conforming changes on page 65.

Ms. Susan Block

May 29, 2014

Capitalization, page 64

3.	We note you have revised your introductory paragraph to disclose that the following table sets forth your capitalization at March 31, 2014, and as adjusted to give effect to the filing of your amended and restated certificate of incorporation, the sale of 14,375,000 founder shares to your initial stockholder for $25,000, the sale of your 40,000,000 units in this offering for $400,000,000 and the sale of 20,000,000 private placement warrants for $10,000,000 and the application of the estimated net proceeds of $386,000,000 derived from the sale of such securities. In light of the fact that the “as adjusted” column does not adjust the “actual” column to reflect the initial sale of 14,375,000 founder shares, please revise to remove the reference to the sale of founder shares, as these shares are included in the actual column as well.

We have complied and removed the reference to the sale of founder shares on page 65.

***

Ms. Susan Block

May 29, 2014

Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey, Esq.

Thomas J. Ivey, Esq.

cc:	Securities and Exchange Commission
Claire Erlanger
Jean Yu
Ada D. Sarmento
Justin Dobbie

cc:	WL Ross Holding Corp.
Wilbur L. Ross
Benjamin Gruder

cc:	Weil, Gotshal & Manges LLP
Jennifer A. Bensch, Esq.